EXHIBIT 5

February 8, 2013

DARA BioSciences, Inc.
8601 Six Forks Road, Suite 160
Raleigh, NC 27615

Ladies and Gentlemen:

We have acted as special counsel to DARA BioSciences, Inc., a Delaware corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and sale of 4,013,157 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), pursuant to a registration statement on Form S-3 (such registration statement, as amended or supplemented, is hereinafter referred to as the “Registration Statement”) under the Securities Act filed with the Securities and Exchange Commission (the “Commission”).  The shares of Common Stock to be registered pursuant to the Registration Statement (the “Shares”) are being offered by the selling stockholder named in the Registration Statement (the “Selling Stockholder”).  The Shares are not currently outstanding but are subject to issuance upon the conversion of shares of Series B-4 Convertible Preferred Stock of the Company (the “Series B-4 Preferred Stock”) and upon the exercise of warrants to purchase Common Stock of the Company (the “Warrants”) issued to the Selling Stockholder pursuant to the Securities Purchase Agreement dated December 31, 2012 (the “Agreement”) by and between the Company and the Selling Stockholder.

You have requested our opinion as to the matters set forth below in connection with the Registration Statement.  For purposes of rendering that opinion, we have examined the Registration Statement, the Agreement, the Company’s Restated Certificate of Incorporation, the Company’s Certificate of Designation for the Series B-4 Preferred Stock, the Warrants and the Company’s Amended and Restated By-laws, and the corporate action of the Company that provides for the designation and issuance of the Series B-4 Preferred Stock and the issuance of the Warrants, and we have made such other investigation as we have deemed appropriate.  We have examined and relied upon certificates of public officials and such other documents and instruments as we have deemed necessary or advisable for the purpose of rendering our opinion.  As to certain matters of fact that are material to our opinion, we have relied upon certificates of officers of the Company.  In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind.  We have not verified any of those assumptions.

Our opinion set forth below is limited to the Delaware General Corporation Law, including applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

Based upon and subject to the foregoing, it is our opinion that the Shares issuable upon conversion of the Series B-4 Preferred Stock, when such Series B-4 Preferred Stock is converted in accordance with the terms of the Certificate of Designation, will be validly issued, fully paid and non-assessable, and the Shares issuable upon the exercise of the Warrants, when such Warrants are exercised in accordance with the terms of the Warrants, will be validly issued, fully paid and non-assessable.

This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable laws.

We hereby consent to the filing of this opinion letter with the Commission as Exhibit 5 to the Registration Statement.  We also consent to the reference to our Firm in the Prospectus Supplement under the caption “Legal Matters.”  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ K&L Gates LLP

K&L Gates LLP